April 4, 2008

VIA FACSIMILE AND EDGAR

The United States Securities

    and Exchange Commission

Division of Investment Management

Washington, DC 20549-0506

Attention: Mr. William Kotapish

Subject:	Pre-Effective Amendment No. 3 to Form S-1
Registration of Guaranteed Income Annuity Certificates
Genworth Life and Annuity Insurance Company
SEC File No. 333-143494

Dear Mr. Kotapish:

Pursuant to Rule 461 under the Securities Act of 1933, Genworth Life and Annuity Insurance Company (the “Company”), respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1, which is being filed separately, but concurrently with this request for acceleration of the effective date. It is desired that the Registration Statement become effective on Monday, April 7, 2008 or as soon as possible thereafter.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Kotapish

The United States Securities

    and Exchange Commission

April 4, 2008

The undersigned is Senior Vice President to the Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please contact Heather Harker at (804) 281-6910 if you have any questions regarding this filing.

Sincerely,

/s/ Geoffrey S. Stiff
Geoffrey S. Stiff
Senior Vice President
Genworth Life and Annuity Insurance Company

Cc:	Mr. Mark A. Cowan
United States Securities
and Exchange Commission

April 4, 2008

VIA FACSIMILE AND EDGAR

The United States Securities

    and Exchange Commission

Division of Investment Management

Washington, DC 20549-0506

Attention: Mr. William Kotapish

Subject:	Pre-Effective Amendment No. 3 to Form S-1
Registration of Guaranteed Income Annuity Certificates
Genworth Life and Annuity Insurance Company
SEC File No. 333-143494

Dear Mr. Kotapish:

Pursuant to Rule 461 under the Securities Act of 1933, Capital Brokerage Corporation, the principal underwriter of the Guaranteed Income Annuity Certificates to be issued by Genworth Life and Annuity Insurance Company, respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1, which is being filed separately, but concurrently with this request for acceleration of the effective date. It is desired that the Registration Statement become effective on Monday, April 7, 2008 or as soon as possible thereafter.

The undersigned is Senior Vice President and Chief Compliance Officer – Capital Brokerage Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please contact Heather Harker at (804) 281-6910 if you have any questions regarding this filing.

Sincerely,

/s/ Scott E. Wolfe
Scott E. Wolfe
Senior Vice President and Chief Compliance Officer
Capital Brokerage Corporation

Cc:	Mr. Mark A. Cowan

United States Securities

and Exchange Commission